Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

Ignyte Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to Be Paid(1)	$306,212,500	0.0000927	$28,385.90

Fees Previously Paid	—	—	—

Total Transaction Valuation	$306,212,500	—	—

Total Fees Due for Filing	—	—	$28,385.90

Total Fees Previously Paid	—	—	—

Total Fee Offsets	—	—	—

Net Fee Due	—	—	$28,385.90

(1)	Aggregate number of securities to which transaction applies:

      30,621,250 shares of Ignyte Acquisition Corp. common stock

(2)

The proposed maximum aggregate value of the transaction was calculated based on 30,621,250 multiplied by US$10.00 per share of Ignyte Acquisition Corp. common stock (the contemplated per share price in the Business Combination Agreement dated April 27, 2022 by and among Ignyte Acquisition Corp., Ignyte Korea Co., Ltd. and Peak Bio, Co., Ltd. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0000927 by the product calculated in the preceding sentence.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims	—	—	—	—	—	—	—

Fee Offset Sources	—	—	—	—	—	—	—